Exhibit 23.1

Tel: 509-747-8095	221 N. Wall Street, Suite 400
Fax: 509-747-0415	Spokane, WA 99201
www.bdo.com

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated May 13, 2024, relating to the consolidated financial statements of zSpace, Inc. (the Company), which are contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

Spokane, Washington

November 25, 2024

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.